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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant's name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            ☐

        The press release issued by GasLog Partners LP on July 26, 2018 relating to its results for the three-month period ended June 30, 2018 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

        Exhibit 99.2, including Appendix A thereto, to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-220736), filed with the Securities and Exchange Commission (the "SEC") on September 29, 2017 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 26, 2018
99.2	Financial Report for the Three and Six Months Ended June 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operation
Unaudited Condensed Consolidated Financial Statements
Appendix A: Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018

GASLOG PARTNERS LP
by	/s/ Andrew Orekar
	Name:	Andrew Orekar
	Title:	Chief Executive Officer

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INCORPORATION BY REFERENCE
EXHIBIT LIST
SIGNATURES